Filed by Rite Aid Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934

Subject Company: Rite Aid Corporation

Commission File No.: 001-05742

On August 6, 2018, Rite Aid Corporation (the “Company”) distributed the following letter to certain of its supplier partners concerning updates to its Fiscal 2019 guidance:

August 6, 2018

Dear Rite Aid Supplier Partners,

We wanted to update you on a recent business development. Today, we announced that we have updated our Fiscal 2019 guidance, which was initially provided in April.*

Based upon recent generic drug bid activity and on anticipated generic drug market conditions for the balance of the fiscal year, we now expect generic drug purchasing efficiencies to be significantly below our previous experience and our expectations for the year. As a result, we have reduced our earnings outlook for Fiscal 2019. We encourage you to read the press release below for additional information.

While our updated guidance reflects some challenging market conditions, we continue to have opportunities to grow our business by focusing on key initiatives like our wellness+ rewards customer loyalty program and continued efforts to drive innovation in our highly successful Wellness format.

Thanks for everything you’re doing to collaborate with our team and deliver unique and engaging experiences to our customers. We look forward to working with you to continue strengthening Rite Aid as a trusted destination for health and wellness.

Sincerely,

John Standley	Kermit Crawford
Chairman and CEO	President and COO

* Press release incorporated by reference

Exhibit 99.1

Press Release

For Further Information Contact:

INVESTORS:	MEDIA:
Byron Purcell	Susan Henderson
(717) 975-5809	(717) 730-7766

or investor@riteaid.com

FOR IMMEDIATE RELEASE

RITE AID UPDATES FISCAL 2019 OUTLOOK

CAMP HILL, Pa. (August 6, 2018) — Rite Aid Corporation (NYSE: RAD) today announced that it is updating its fiscal 2019 outlook, which the company initially provided on April 12, 2018 and included expectations for sales, same store sales, Adjusted EBITDA, net loss, Adjusted net income per share, and capital expenditures.  As previously disclosed, Rite Aid’s outlook is based on a number of factors, including, but not limited to, the benefits from an anticipated reimbursement rate environment that is more stable than the prior year, fees under the Transition Services Agreement (the “TSA”) with Walgreens Boots Alliance, Inc. (“WBA”), generic drug purchasing efficiencies, and other initiatives to grow sales and drive operational efficiencies.  Rite Aid’s fiscal 2019 outlook does not reflect the impact of the proposed merger with Albertsons Companies, Inc. (“Albertsons”).

Based upon recent generic drug bid activity and on anticipated generic drug market conditions for the balance of the year, generic drug purchasing efficiencies are expected to be significantly below Rite Aid’s previous experience and will not meet the company’s expectations for the year.  The company now expects generic drug purchasing efficiencies to be approximately $80 million less than when Rite Aid established its fiscal 2019 outlook.  As a result, Rite Aid is updating its outlook for Adjusted EBITDA, net loss and Adjusted net loss per diluted share as follows:

•                  Adjusted EBITDA is now expected to be in a range between $540 million and $590 million, updated from the previously disclosed range of between $615 million and $675 million;

•                  Net loss is now expected to be in a range between $125 million and $170 million, updated from the previously disclosed range of between $40 million and $95 million; and

•                  Adjusted net loss per diluted share is now expected to be in a range of $(0.04) and $(0.00), updated from the previously disclosed Adjusted net income per diluted share range of between $0.02 and $0.06.

The company’s outlook for sales and same store sales remains unchanged as sales, prescription count growth and pharmacy reimbursement rates continue to be in line with expectations. The expectation for capital expenditures also remains unchanged.

About Rite Aid Corporation

Rite Aid Corporation (NYSE: RAD) is one of the nation’s leading drugstore chains with fiscal 2018 annual revenues of $21.5 billion. The company also owns EnvisionRxOptions, a multi-faceted healthcare and pharmacy benefit management (PBM) company supporting a membership base of more than 22 million members; RediClinic, a convenient care clinic operator with locations in Delaware, New Jersey, Pennsylvania, Texas and Washington; and Health Dialog, a leading provider of population health management solutions including analytics, a multi-channel coaching platform and shared decision-making tools. Information about Rite Aid, including corporate background and press releases, is available through the company’s website at www.riteaid.com.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained herein that are not historical, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements regarding the Company’s outlook for fiscal 2019 for generic drug costs, Adjusted EBITDA, net loss, Adjusted net loss per diluted share, sales, same store sales, capital expenditures and strategy, the proposed merger between the Company and Albertsons (the “Merger”)  and any assumptions underlying any of the foregoing. Words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “should,” and “will” and variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are not guarantees of future performance and involve risks, assumptions and uncertainties, including, but not limited to, our high level of indebtedness and our ability to make interest and principal payments on our debt and satisfy the other covenants contained in our debt agreements; general economic, industry, market, competitive, regulatory and political conditions; our ability to improve the operating performance of our stores in accordance with our long term strategy; the impact of private and public third-party payers continued reduction in prescription drug reimbursements and efforts to encourage mail order; our ability to manage expenses and our investments in working capital; outcomes of legal and regulatory matters; changes in legislation or regulations, including healthcare reform; our ability to achieve the benefits of our efforts to reduce the costs of our generic and other drugs; risks related to the pending transactions with WBA, including the possibility that the remaining sales of distribution centers and related assets may not close, or the business of the Company may suffer as a result of uncertainty surrounding the pending transactions; risks related to the expected timing and likelihood of completion of the proposed Merger, including the risk that the Merger may not close due to one or more closing conditions to the Merger not being satisfied or waived, such as the remaining Ohio Department of Insurance regulatory approval not being obtained, on a timely basis or otherwise, or that a governmental entity prohibited, delayed or refused to grant approval for the consummation of the Merger or required certain conditions, limitations or restrictions in connection with such approvals, or that the required approval of the merger agreement by the stockholders of the Company was not obtained; the risk that there may be a material adverse change of the Company or Albertsons; risks related to the ability to realize the anticipated benefits of the proposed transactions with Albertsons, including the risk that the combined company may be unable to achieve its guidance, its cost-cutting synergies, its incremental revenue opportunities or it may take longer or cost more than expected to achieve those synergies and opportunities; the risk that the market may not value the combined company at a similar multiple to earnings as that applied to the companies that the Company and Albertsons believe should be comparable to the combined company; risks associated with the financing of the proposed transaction; risks related to diverting management’s or employees’ attention from ongoing business operations; the risk that any announcements relating to the Merger could have adverse effects on the market price of the Company’s  common stock, and the risk that the Merger and its announcement could have an adverse effect on the ability of the Company to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; the risk that the Company’s stock price may decline significantly if the Merger or sale of distribution centers and related assets to WBA is not completed; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement (including circumstances requiring the Company to pay Albertsons a termination fee pursuant to the merger agreement); significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transactions; potential changes to our strategy in the event the remaining proposed transactions do not close, which may include delaying or reducing capital or other expenditures, selling assets or other operations, attempting to restructure or refinance our debt, or seeking additional capital, and other business effects. These and other risks, assumptions and uncertainties are more fully described in Item 1A (Risk Factors) of our most recent Annual Report on Form 10-K and in the definitive proxy statement/prospectus that was filed with the Securities and Exchange Commission (the “SEC”) on June 25, 2018 in connection with the Merger, and in other documents that we file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward- looking statements, which speak only as of the date they are made. The Company expressly disclaims any current intention to update publicly any forward-looking statement after the distribution of this release, whether as a result of new information, future events, changes in assumptions or otherwise, although the Company may update its outlook in the ordinary course and as facts and circumstances warrant.

Additional Information and Where to Find It

In connection with the proposed merger involving the Company and Albertsons, the Company and Albertsons have prepared a registration statement on Form S-4 that included a proxy statement/prospectus. The definitive proxy statement/prospectus was filed with the SEC on June 25, 2018. The registration statement has been declared effective by the SEC. The Company has mailed the definitive proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the special meeting relating to the proposed merger.  The Company and Albertsons also plan to file other relevant documents with the SEC regarding the proposed merger. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. THE COMPANY’S EXISTING PUBLIC FILINGS WITH THE SEC SHOULD ALSO BE READ, INCLUDING THE RISK FACTORS CONTAINED THEREIN.

Investors and security holders may obtain copies of the Form S-4, including the proxy statement/prospectus, as well as other filings containing information about the Company, free of charge, from the SEC’s website (www.sec.gov). Investors and security holders may also obtain the Company’s SEC filings in connection with the transaction, free of charge, from the Company’s website (www.RiteAid.com) under the link “Investor Relations” and then under the tab “SEC Filings,” or by directing a request to the Company, Byron Purcell, Attention: Senior Director, Treasury Services & Investor Relations. Copies of documents filed with the SEC by Albertsons will be made available, free of charge, on the SEC’s website (www.sec.gov) and on Albertsons’ website at www.albertsonscompanies.com.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Reconciliation of Non-GAAP Financial Measures

The Company’s fiscal 2019 outlook includes the non-GAAP financial measures Adjusted EBITDA and adjusted net income (loss) per diluted share.  See the attached tables for a reconciliation of Adjusted EBITDA to net income (loss), and Adjusted net income (loss) per diluted share to net income (loss) per diluted share, which are the most directly comparable GAAP financial measures.  Adjusted EBITDA is defined as net income (loss) excluding the impact of income taxes, interest expense, depreciation and amortization, LIFO adjustments, charges or credits for facility closing and impairment, goodwill impairment, inventory write-downs related to store closings, debt retirements, the WBA termination fee, and other items (including stock-based compensation expense, merger and acquisition-related costs, severance and costs related to distribution center closures, gain or loss on sale of assets and revenue deferrals related to our customer loyalty program). Adjusted net income (loss) per diluted share excludes amortization of EnvisionRx intangible assets, merger and acquisition-related costs, loss on debt retirements, LIFO adjustments, goodwill impairment and the WBA termination fee.

RITE AID CORPORATION AND SUBSIDIARIES

SUPPLEMENTAL INFORMATION

RECONCILIATION OF NET LOSS GUIDANCE TO ADJUSTED EBITDA GUIDANCE

YEAR ENDING MARCH 2, 2019

(In thousands)

(unaudited)

	Guidance Range
	Low	High

Total Revenues	$21,700,000	$22,100,000

Same store sales	0.00%	1.00%

Gross Capital Expenditures	$250,000	$250,000

Reconciliation of net loss to Adjusted EBITDA:
Net loss	$(170,000)	$(125,000)
Adjustments:
Interest expense	215,000	215,000
Income tax benefit	(20,000)	(15,000)
Depreciation and amortization	380,000	380,000
LIFO charge	35,000	35,000
Loss on debt retirement	15,000	15,000
Store closing and impairment charges	40,000	40,000
Other	45,000	45,000
Adjusted EBITDA	$540,000	$590,000

Chart 1

RITE AID CORPORATION AND SUBSIDIARIES

SUPPLEMENTAL INFORMATION

RECONCILIATION OF NET LOSS GUIDANCE TO ADJUSTED NET LOSS GUIDANCE

YEAR ENDING MARCH 2, 2019

(In thousands)

(unaudited)

	Guidance Range
	Low	High

Net loss	$(170,000)	$(125,000)
Add back - Income tax benefit	(20,000)	(15,000)
Loss before income taxes	(190,000)	(140,000)

Adjustments:
Amortization of EnvisionRx intangible assets	85,000	85,000
LIFO charge	35,000	35,000
Loss on debt retirements	15,000	15,000

Adjusted loss before adjusted income taxes	(55,000)	(5,000)

Adjusted income tax (benefit)	(10,000)	(1,000)
Adjusted net loss	$(45,000)	$(4,000)

Diluted adjusted net loss per share	$(0.04)	$(0.00)

Chart 2